77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Merrill Lynch Senior Floating Rate Fund II, Inc. held on August 15, 2006, the results were as follows:

PROPOSAL 1.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Funds were voted as follows:

For

Against

Abstain

16,919,874

553,170

463,943

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Funds were voted as follows:

For

Against

Abstain

16,885,470

   591,635

 459,882